CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	SEPT. 30, 2012
Earnings from continuing operations	$63,818		$140,536		$171,179
Income taxes	20,179		54,110		83,555
Earnings from continuing operations before income taxes	$83,997		$194,646		$254,734
Fixed charges:
Interest	$21,851		$62,312		$54,548
Amortization of debt expense, premium, net	759		2,359		3,200
Portion of rentals representative of an interest factor	126		368		498
Interest of capitalized lease	399		1,230		1,662
Total fixed charges	$23,135		$66,269		$59,908
Earnings from continuing operations before income taxes	$83,997		$194,646		$254,734
Plus: total fixed charges from above	23,135		66,269		59,908
Plus: amortization of capitalized interest	128		384		511
Earnings from continuing operations before income taxes and fixed charges	$107,260		$261,299		$315,153
Ratio of earnings to fixed charges	4.64	X	3.94	X	5.26	X